The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-222672 and 333-222672-01

Subject to Completion. Dated April 24, 2018.

Pricing Supplement to the Prospectus and Prospectus Supplement, each dated April 5, 2018, the Underlying Supplement No. 1-I dated April 5, 2018 and the Product Supplement No. 5-I dated April 5, 2018

JPMorgan Chase Financial Company LLC

Medium-Term Notes, Series A
$
Capped Enhanced Participation Equity Notes due 2019
(Linked to the S&P/Toronto Stock Exchange 60 Index, Converted into U.S. Dollars)

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (October 29, 2019, subject to adjustment) is based on the performance of the U.S. dollar value of the S&P/Toronto Stock Exchange 60 Index (which we refer to as the underlier) as measured from and including the trade date (on or about April 25, 2018) to and including the determination date (October 25, 2019, subject to adjustment). We will determine the U.S. dollar value of the underlier (which we refer to as the adjusted closing level of the underlier) by multiplying the closing level of the underlier on the relevant day by the U.S. dollar/Canadian dollar exchange rate (expressed as the amount of U.S. dollars per one Canadian dollar) on that day. The initial underlier level and the final underlier level will incorporate this U.S. dollar adjustment. If the final underlier level on the determination date is greater than the initial underlier level (set on the trade date), the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,212.80 and $1,250.40 for each $1,000 principal amount note). If the final underlier level is less than the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount note, you will receive an amount in cash equal to:

•	if the underlier return is positive (the final underlier level is greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 4.00 times (c) the underlier return, subject to the maximum settlement amount; or

•	if the underlier return is zero or negative (the final underlier level is equal to or less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return. You will receive less than $1,000 if the final underlier level is less than the initial underlier level.

Any appreciation of the U.S. dollar between the trade date and the determination date against the Canadian dollar will negatively impact the return on the underlier and on your notes.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See “Risk Factors” on page PS-8 of the accompanying product supplement, “Risk Factors” on page US-1 of the accompanying underlying supplement and “Selected Risk Factors” on page PS- 14 of this pricing supplement.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided herein so that you may better understand the terms and risks of your investment.

If the notes priced today and assuming a maximum settlement amount equal to the middle of the range listed above, the estimated value of the notes would be approximately $980.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the final pricing supplement and will not be less than $970.50 per $1,000 principal amount note. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement for additional information about the estimated value of the notes and “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for information about secondary market prices of the notes.

Original issue date (settlement date): on or about May 2, 2018

Original issue price: 100.00% of the principal amount*

Underwriting commission/discount: up to 1.33% of the principal amount*

Net proceeds to the issuer: % of the principal amount

See “Summary Information — Supplemental Use of Proceeds” on page PS-8 of this pricing supplement for information about the components of the original issue price of the notes.

*J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to an unaffiliated dealer. In no event will these selling commissions exceed 1.33% of the principal amount. See “Plan of Distribution (Conflicts of Interest)” on page PS-48 of the accompanying product supplement. The original issue price will be between 98.67% and 100.00% of the principal amount for notes purchased by investors in certain fee-based advisory accounts, reflecting a forgone selling commission with respect to these notes; see “Summary Information — Key Terms — Supplemental Plan of Distribution” on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying underlying supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Pricing Supplement dated April      , 2018

The original issue price, fees and commissions and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with fees and commission and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price you pay for your notes.

We may use this pricing supplement in the initial sale of the notes. In addition, JPMS or any other affiliate of ours may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless JPMS or its agents inform the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes of which these notes are a part, and the more detailed information contained in the accompanying product supplement and the accompanying underlying supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

●	Product supplement no. 5-I dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004521/dp87525_424b2-ps5i.pdf

●	Underlying supplement no. 1-I dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004514/crt_dp87766-424b2.pdf

●	Prospectus supplement and prospectus, each dated April 5, 2018:

http://www.sec.gov/Archives/edgar/data/19617/000095010318004508/dp87767_424b2-ps.pdf

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Underlier: the S&P/Toronto Stock Exchange 60 Index (Bloomberg symbol, “SPTSX60 Index”), as published by S&P Dow Jones Indices LLC (“S&P”). The accompanying product supplement refers to the underlier as the “Index.”

Underlying currency: with respect to the underlier, the Canadian dollar

Principal amount: each note will have a principal amount of $1,000; $ in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the price you pay for your notes, so if you acquire notes at a premium (or discount) to the principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in the notes will be lower (or higher) than it would have been had you purchased the notes at the principal amount. Also, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Selected Risk Factors — If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page PS-17 of this pricing supplement.

Payment on the stated maturity date: for each $1,000 principal amount note, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•	if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate times (c) the underlier return; or

•	if the final underlier level is equal to or less than the initial underlier level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return. You will receive less than $1,000 if the final underlier level is less than the initial underlier level.

Initial underlier level (to be set on the trade date and will be the adjusted closing level of the underlier on the trade date): . The accompanying product supplement refers to the initial underlier level as the “Initial Value.”

Final underlier level: the adjusted closing level of the underlier on the determination date. In certain circumstances, the adjusted closing level of the underlier will be based on the alternative calculation of the adjusted closing level of the underlier, the closing level of the underlier and/or the exchange rate described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying” on page PS-26 of the accompanying product supplement, “The Underlyings — Discontinuation of an Index; Alteration of Method of Calculation” on page PS-34 of the accompanying product supplement or “The Underlyings — Currency Succession Events” on page PS-36 of the accompanying product supplement. The accompanying product supplement refers to the final underlier level as the “Final Value.”

Underlier return: the quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a percentage

Upside participation rate: 4.00

Cap level (to be provided in the final pricing supplement): expected to be between 105.32% and 106.26% of the initial underlier level

Maximum settlement amount (to be provided in the final pricing supplement): expected to be between $1,212.80 and $1,250.40

Trade date: on or about April 25, 2018

Original issue date (settlement date): on or about May 2, 2018

Determination date: October 25, 2019, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying” on page PS-26 of the accompanying product supplement

Stated maturity date: October 29, 2019, subject to postponement in the event of a market disruption event and as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-25 of the accompanying product supplement. The accompanying product supplement refers to the stated maturity date as the “maturity date.”

No interest: The offered notes will not bear interest.

No listing: The offered notes will not be listed on any securities exchange or interdealer quotation system.

No redemption: The offered notes will not be subject to redemption right or price dependent redemption right.

Adjusted closing level: on any relevant day, the closing level of the underlier on that day multiplied by the exchange rate on that day. Notwithstanding anything to the contrary in the accompanying product supplement, the adjusted closing level of the underlier will not be rounded.

Closing level: as described under “The Underlyings — Adjusted Closing Level of an Index” on page PS-32 of the accompanying product supplement

Exchange rate: the exchange rate, on any relevant day, will be expressed as an exchange rate of U.S. dollars per one Canadian dollar and will equal (a) one divided by (b) the Canadian dollar (CAD) value of one U.S. dollar (USD), as reported by Thomson Reuters (“Reuters”) on Reuters page “WMRSPOT09” under the caption “MID,” or any substitute Reuters page, at approximately 4:00 p.m., London time, as determined by the calculation agent. Notwithstanding anything to the contrary in the accompanying product supplement, the exchange rate will not be rounded.

Currency business day: with respect to the underlier, a “currency business day” is a day on which The WM Company, through its currency market data services, publishes spot rates for the Canadian dollar relative to the U.S. dollar. Dates on which The WM Company does not, through its currency market data services, publish spot rates for the Canadian dollar relative to the U.S. dollar may be found on its website, www.wmcompany.com.  Information contained in The WM Company’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.  We make no representation or warranty as to the accuracy or completeness of the information contained in The WM Company’s website.

Business day: as described under “General Terms of Notes — Postponement of a Payment Date” on page PS-25 of the accompanying product supplement

Scheduled trading day: For the purposes of the notes offered by this pricing supplement, scheduled trading day means, with respect to the underlier or any relevant successor index (as defined in the accompanying product supplement), a day, as determined by the calculation agent, on which (i) the Index Sponsor (as defined in the accompanying product supplement) of the underlier or that successor index, as applicable, is scheduled to calculate and publish the closing level of the underlier or that successor index, as applicable, and (ii) each exchange or quotation system where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the underlier or that successor index, as applicable, is scheduled to be open for trading for its regular trading session.

Trading day: For the purposes of the notes offered by this pricing supplement, trading day means, with respect to the underlier or any relevant successor index (as defined in the accompanying product supplement), a day, as determined by the calculation agent, on which (i) the Index Sponsor of the underlier or that successor index, as applicable, calculates and publishes the closing level of the underlier or that successor index, as applicable, and (ii) each exchange or quotation system where trading has a material effect (as determined by the calculation agent) on the overall market for futures or options contracts relating to the underlier or that successor index, as applicable, is open for trading during its regular trading session.

Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-24 of the accompanying product supplement, as supplemented by “ — Supplemental Use of Proceeds” below

Tax treatment: You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 5-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the notes could be materially and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Withholding under legislation commonly referred to as “FATCA” may (if the notes are recharacterized as debt instruments) apply to amounts treated as interest paid with respect to the notes, as well as to payments of gross proceeds of a taxable disposition, including redemption at maturity, of a note. However, under a recent IRS notice, this regime will not apply to payments of gross proceeds (other than any amount treated as interest) with respect to dispositions occurring before January 1, 2019. You should consult your tax adviser regarding the potential application of FATCA to the notes.

ERISA: as described under “Benefit Plan Investor Considerations” on page PS-50 of the accompanying product supplement

Supplemental plan of distribution: as described under “Plan of Distribution (Conflicts of Interest)” on page PS-48 of the accompanying product supplement; we estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $ . We expect to agree to sell to JPMS, and JPMS expects to agree to purchase from us, the aggregate principal amount of the notes specified on the front cover of this pricing supplement. JPMS proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement, and to an unaffiliated dealer at that price and to pay that dealer a selling commission not in excess of 1.33% of the principal amount. The original issue price for notes purchased by certain fee-based advisory accounts will be between 98.67% and 100.00% of the principal amount, which reflects a forgone selling commission with respect to these notes (i.e., the selling commission specified on the cover of this pricing supplement with respect to these notes will be 0.00%).

We expect to deliver the notes against payment therefor in New York, New York on or about May 2, 2018, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of interest: JPMS has a “conflict of interest” within the meaning of FINRA Rule 5121 in any offering of the notes in which it participates because JPMorgan Chase & Co. owns, directly or indirectly, all of the outstanding equity securities of JPMS, because JPMS and we are under common control by

JPMorgan Chase & Co. and because the net proceeds received from the sale of the notes will be used, in part, by JPMS or its affiliates in connection with hedging our obligations under the notes. The offering of the notes will comply with the requirements of Rule 5121 of Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm’s underwriting of securities of an affiliate. In accordance with FINRA Rule 5121, neither JPMS nor any other affiliated agent of ours may make sales in the offering of the notes to any of its discretionary accounts without the specific written approval of the customer.

Calculation agent: JPMS

CUSIP no.: 46647MRK1

ISIN no.: US46647MRK17

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a)	notwithstanding anything to the contrary in the accompanying product supplement, the adjusted closing level of the underlier and exchange rate will not be rounded; and

(b)	all references to each of the following terms used in the accompanying product supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Product Supplement Term	Pricing Supplement Term
Index	underlier
Initial Value	initial underlier level
Final Value	final underlier level
pricing date	trade date
maturity date	stated maturity date
term sheet	preliminary pricing supplement

In addition, the following terms used in this pricing supplement are not defined in the accompanying product supplement: underlier return, upside participation rate, maximum settlement amount and cap level. Accordingly, please refer to “Key Terms” on page PS-3 of this pricing supplement for the definitions of these terms.

The Estimated Value of the Notes

The estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes, set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. For additional information, see “Selected Risk Factors — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” on page PS-15 of this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Factors — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” on page PS-15 of this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and the unaffiliated dealer, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits realized in hedging our obligations under the notes, if any, may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits. See “Selected Risk Factors — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes” on page PS-15 of this pricing supplement.

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-16 of this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over the period from the trade date through July 25, 2018. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Factors — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” on page PS-16 of this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “Hypothetical Examples” on page PS-9 of this pricing supplement for an illustration of the risk-return profile of the notes and “The Underlier” on page PS-21 of this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and the unaffiliated dealer, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the payment at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the term of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the principal amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our and JPMorgan Chase & Co.’s creditworthiness. In addition, the estimated value of the notes will be less than the original issue price. For more information on the estimated value of the notes, see “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	4.00
Cap level	105.32% of the initial underlier level
Maximum settlement amount	$1,212.80

The originally scheduled determination date is not a market disrupted day or a currency disrupted day

During the term of the notes, the underlier is not discontinued, the method of calculating the underlier does not change in any material respect, the underlier is not modified so that its level does not, in the opinion of the calculation agent, fairly represent the level of the underlier had those modifications not been made and no currency succession event occurs

Notes purchased on original issue date at the principal amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity. We will not do so until the trade date. As a result, the actual initial underlier level may differ substantially from the adjusted closing level prior to the trade date.

For these reasons, the actual performance of the underlier or the exchange rate over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical adjusted closing levels shown elsewhere in this pricing supplement. For information about the historical adjusted closing levels of the underlier, the historical levels of the underlier and historical exchange rates during recent periods, see “The Underlier — Historical Adjusted Closing Levels of the Underlier” below, “The Underlier — Historical Closing Levels of the Underlier” below and “The Underlier — Historical Exchange Rates” below, respectively. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier and the exchange rates between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical payments at maturity, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical payment at maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding principal amount of the offered notes on the stated maturity date would equal 100.000% of the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	121.280%
140.000%	121.280%
130.000%	121.280%
120.000%	121.280%
110.000%	121.280%
105.320%	121.280%
105.000%	120.000%
102.500%	110.000%
100.000%	100.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be 25.000% of the principal amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the principal amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to principal amount you would lose a correspondingly higher percentage of your investment). In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the payment that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 121.280% of each $1,000 principal amount note, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 105.320% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical payments at maturity (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 100.000% (the section left of the 100.000% marker on the horizontal axis) would result in a hypothetical payment at maturity of less than 100.000% of the principal amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 105.320% (the section right of the 105.320% marker on the horizontal axis) would result in a capped return on your investment.

The following three examples show the effect of the exchange rate on the payment at maturity. The calculation agent will multiply the closing level of the underlier by the applicable exchange rate, in order to determine the adjusted closing level. Accordingly, changes in the exchange rate may impact the amount payable on the maturity date and the market value of the notes. The numbers appearing in the tables below have been rounded for ease of analysis.

The hypothetical closing level of the underlier on the trade date of 100.00 has been chosen for illustrative purposes only and may not represent a likely closing level of the underlier on the trade date. The hypothetical exchange rate on the trade date of 1.00 has been chosen for illustrative purposes only and may not represent a likely exchange rate on the trade date.

Example 1: The final underlier level is greater than the cap level. The payment at maturity will equal the maximum settlement amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	120.00	1.05	126.00

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 20% from the hypothetical closing level of the underlier on the trade date, and the Canadian dollar has appreciated against the U.S. dollar by 5%.

Because the hypothetical final underlier level of 126.00 is greater than the cap level, the hypothetical payment at maturity will equal the maximum settlement amount of $1,212.80.

Example 2: The final underlier level is greater than the initial underlier level but less than the cap level. The payment at maturity exceeds the $1,000 principal amount but is less than the maximum settlement amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	110.00	0.95	104.50

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 10% from the hypothetical closing level of the underlier on the trade date. However, the Canadian dollar has depreciated against the U.S. dollar by 5%.

Because the hypothetical final underlier level is greater than the hypothetical initial underlier level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 4.00 times (c) the underlier return, subject to the maximum settlement amount of $1,212.80.

Payment at maturity = $1,000 + ($1,000 × 4.00 × 4.50%) = $1,180.00

Example 3: The final underlier level is less than the initial underlier level. The payment at maturity is less than the $1,000 principal amount.

Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	90.00	0.95	85.50

In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has depreciated from the hypothetical closing level of the underlier on the trade date by 10%. In addition, the Canadian dollar has depreciated against the U.S. dollar by approximately 5%.

Because the hypothetical final underlier level is less than the hypothetical initial underlier level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.

Payment at maturity = $1,000 + ($1,000 × -14.50%) = $855.00

The payments at maturity shown above are entirely hypothetical; they are based on closing levels and exchange rates for the underlier that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical payments at maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical payments at maturity on notes held to the stated maturity date in the examples above assume you purchased your notes at their principal amount and have not been adjusted to reflect the actual price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the principal amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Selected Risk Factors — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” on page PS-16 of this pricing supplement.

The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular day, nor can we predict the relationship between the underlier level, the exchange rate and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount we will provide in the final pricing supplement and the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table, chart and examples above.

Selected Risk Factors

An investment in your notes is subject to the risks described below, as well as the risks described under the “Risk Factors” sections of the accompanying product supplement and the accompanying underlying supplement. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, (i.e., the stocks underlying the underlier to which your notes are linked) or investing in the underlying currency. You should carefully consider whether the offered notes are suited to your particular circumstances.

You May Lose Some or All of Your Investment in the Notes

The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the underlier and changes in the exchange rate and will depend on whether, and the extent to which, the underlier return, which includes any gain or loss caused by a change in the exchange rate, is positive or negative. Your investment will be exposed to loss if the final underlier level is less than the initial underlier level, which includes any loss caused by a change in the exchange rate. For every 1% that the final underlier level is less than the initial underlier level, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, you could lose some or all of your initial investment at maturity. Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

A Decrease in the Value of the Underlying Currency Relative to the U.S. Dollar May Adversely Affect Your Return on the Notes

The return on the notes is based on the performance of the underlier and the exchange rate. The final underlier level is the adjusted closing level on the determination date. The adjusted closing level on any relevant day is the closing level of the underlier on that day, converted into U.S. dollars based on the exchange rate on that day. Accordingly, any depreciation in the value of the underlying currency relative to the U.S. dollar (or alternatively, any increase in the value of the U.S. dollar relative to the underlying currency) may adversely affect your return on the notes.

Your Maximum Gain on the Notes Is Limited to the Maximum Settlement Amount

If the final underlier level is greater than the initial underlier level, for each $1,000 principal amount note, you will receive at maturity a payment that will not exceed the maximum settlement amount, regardless of the appreciation in the underlier, which may be significant. Accordingly, the amount payable on your notes may be significantly less than it would have been had you invested directly in the underlier. The maximum settlement amount will be provided in the final pricing supplement and is expected to be between $1,212.80 and $1,250.40.

The Notes Are Subject to the Credit Risks of JPMorgan Financial and JPMorgan Chase & Co.

The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

As a Finance Subsidiary, JPMorgan Financial Has No Independent Operations and Has Limited Assets

As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of our affiliates to make payments under loans made by us or other intercompany agreements. As a result, we are dependent upon payments from our affiliates to meet our obligations under the notes. If these affiliates do not make payments to us and we fail to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co.

Potential Conflicts of Interest

We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes. Also, the distributor from which you purchase the notes may conduct hedging activities for us in connection with the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests, the economic interests of any distributor performing such duties and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, and the business activities of any distributor from which you purchase the notes, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” on page PS-12 of the accompanying product supplement for additional information about these risks.

The Estimated Value of the Notes Will Be Lower Than the Original Issue Price of the Notes

The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates

The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate

The internal funding rate used in the determination of the estimated value of the notes is based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed-rate debt of JPMorgan Chase & Co. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “Summary Information — The Estimated Value of the Notes” on page PS-7 of this pricing supplement.

The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period

We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Summary Information — Secondary Market Prices of the Notes” on page PS-8 of this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).

Secondary Market Prices of the Notes Will Likely Be Lower Than the Original Issue Price of the Notes

Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices (a) exclude selling commissions and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the maturity date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Lack of Liquidity” on page PS-19 of this pricing supplement.

Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors

The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the level of the underlier and the exchange rate, including:

•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;

•	customary bid-ask spreads for similarly sized trades;

•	our internal secondary market funding rates for structured debt issuances;

•	the actual and expected volatility of the underlier and the exchange rate;

•	the time to maturity of the notes;

•	the dividend rates on the underlier stocks;

•	the suspension or disruption of market trading in the U.S. dollar or the Canadian dollar;

•	the exchange rates and the volatility of the exchange rates and the correlation between the exchange rates and the closing levels of the underlier;

•	interest and yield rates in the market generally; and

•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate principal amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to the Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at the Principal Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date will not be adjusted based on the price you pay for the notes. If you purchase notes at a price that differs from the principal amount of the notes, then the return on your investment in the notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at the principal amount. If you purchase your notes at a premium to the principal amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at the principal amount or a discount to the principal amount. In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will permit only a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.

No Interest or Dividend Payments or Voting Rights

As a holder of the notes, you will not receive interest payments. As a result, even if the amount payable for your notes on the stated maturity date exceeds the principal amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-index-linked debt security of comparable maturity that bears interest at a prevailing market rate. In addition, as a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the underlier stocks would have.

The Notes Are Subject to Currency Exchange Risk

Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the underlying currency relative to the U.S. dollar is at any moment a result of the supply and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Canada, the United States and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;

•	existing and expected interest rate levels;

•	the balance of payments in Canada and the United States and between each country and its major trading partners;

•	political, civil or military unrest in Canada and the United States; and

•	the extent of governmental surplus or deficit in Canada and the United States.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Canada, the United States and those of other countries important to international trade and finance.

It has been reported that several financial firms have entered into settlements with regulators in the United States and other countries in connection with potential manipulation of published currency exchange rates, and regulators in the United States and other countries are continuing to investigate the potential manipulation of published currency exchange rates. If this manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any of these changes or reforms could also adversely impact your notes.

Governmental Intervention Could Materially and Adversely Affect the Value of the Notes

Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the U.S. dollar and the Canadian dollar, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

Changes in the Level of the Underlier and Exchange Rate May Offset Each Other

The notes are linked to the S&P/Toronto Stock Exchange 60 Index, converted into U.S. dollars. Price movements in the underlier and movements in the exchange rate may not correlate with each other. At a time when the level of the underlier increases, the exchange rate may decline. Therefore, in calculating the final underlier level, increases in the level of the underlier may be moderated, or more than offset, by declines in the exchange rate. Similarly, at a time when the exchange rate increases, the level of the underlier may decline. Therefore, in calculating the final underlier level, increases in the exchange rate may be moderated, or more than offset, by declines in the level of the underlier. There can be no assurance that the final underlier level will be higher than the initial underlier level. You will lose some or all of your investment in the notes if the final underlier level is lower than the initial underlier level.

The Notes Are Subject to Risks Associated with Securities Issued by Non-U.S. Companies

The underlier stocks have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

Even Though the U.S. Dollar and the Canadian Dollar Trade Around-the-Clock, the Notes Will Not

Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying currency and the

U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.

Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil

In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the underlying currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.

Lack of Liquidity

The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

The Final Terms and Valuation of the Notes Will Be Provided in the Final Pricing Supplement

The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the final pricing supplement. In particular, each of the estimated value of the notes, the cap level and the maximum settlement amount will be provided in the final pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement or under “Summary Information — Key Terms,” as applicable. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes, the cap level and the maximum settlement amount.

The Tax Consequences of an Investment in the Notes Are Uncertain

There is no direct legal authority as to the proper U.S. federal income tax characterization of the notes, and we do not intend to request a ruling from the IRS. The IRS might not accept, and a court might not uphold, the treatment of the notes described in “Key Terms — Tax treatment” in this pricing supplement and in “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement. If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of any income or loss on the notes could differ materially and adversely from our description herein. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement and consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

THE Underlier

The underlier has 60 constituents and represents Canadian large capitalization securities with a view to matching the sector balance of the S&P/TSX Composite® Index, which is a broad market measure for the Canadian equity markets. For additional information about the S&P/Toronto Stock Exchange 60 Index, see the information set forth under “Annex A” to this pricing supplement.

In addition, information about the underlier may be obtained from other sources, including, but not limited to, the underlier sponsor’s website (including information regarding the underlier’s sector weightings). We are not incorporating by reference into this pricing supplement the website or any material it includes. Neither we nor any agent or dealer for this offering makes any representation that this publicly available information regarding the underlier is accurate or complete.

Historical Adjusted Closing Levels of the Underlier

The adjusted closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the adjusted closing level of the underlier during any period shown below is not an indication that the adjusted closing level of the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical adjusted closing levels of the underlier as an indication of the future performance of the adjusted closing levels of the underlier. We cannot give you any assurance that the future performance of the adjusted closing levels of the underlier will result in a return of any of your initial investment on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the adjusted closing levels of the underlier. The actual performance of the adjusted closing levels of the underlier over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical adjusted closing levels of the underlier shown below.

The graph below shows the adjusted closing levels of the underlier on each day from January 2, 2013 through April 23, 2018. The adjusted closing levels listed in the graph on below are based on the closing levels and exchange rates reported by Bloomberg Professional® service (“Bloomberg”), without independent verification. The exchange rates used to determine the adjusted closing levels in the graph were determined by reference to the exchange rates reported by Bloomberg and may not be indicative of the exchange rates of the underlying currency at approximately 4:00 p.m., London time, that would be derived from the applicable Reuters page in the manner set forth under “Summary Information — Key Terms — Exchange rate” on page PS-5 of this pricing supplement. The adjusted closing level of the underlier on April 23, 2018 was approximately 714.281038 calculated in the manner set forth under “Summary Information — Key Terms — Adjusted closing level” on page PS-5 of this pricing supplement.

Historical Closing Levels of the Underlier

The historical closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the closing level of the underlier is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in a return of any of your initial investment on the stated maturity date. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets, and recent market declines, it may be substantially more likely that you could lose all or a substantial portion of your investment in the notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The graph below shows the closing levels of the underlier on each day from January 2, 2013 through April 23, 2018. The closing level of the underlier on April 23, 2018 was 916.494. We obtained the closing levels listed in the graph above and below from the Bloomberg, without independent verification.

Historical Exchange Rates

The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.

You should not take the historical exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in a return of any of your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.

The graph below shows the U.S. dollar/Canadian dollar exchange rates (expressed as the amount of U.S. dollars per one Canadian dollar) on each day from January 2, 2013 through April 23, 2018, as shown on Bloomberg.

The historical exchange rates in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the exchange rate that would be derived from the applicable Reuters page in the manner set forth under “Summary Information — Key Terms — Exchange rate” on page PS-5 of this pricing supplement. The exchange rate at approximately 4:00 p.m., London time, on April 23, 2018 was approximately 0.779362, calculated in the manner set forth under “Summary Information — Key Terms — Exchange rate” on page PS-5 of this pricing supplement.

The exchange rates are expressed as the amount of U.S. dollars per one Canadian dollar. An increase in the exchange rate for a given day indicates a strengthening of the Canadian dollar against the U.S. dollar, while a decrease in the exchange rate indicate a relative weakening of the Canadian dollar against the U.S. dollar.

We and JPMorgan Chase & Co. have not authorized anyone to provide any information other than that contained or incorporated by reference in this pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus with respect to the notes offered by this pricing supplement and with respect to JPMorgan Financial or JPMorgan Chase & Co. We and JPMorgan Chase & Co. take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, together with the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in this pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively. This pricing supplement, the accompanying underlying supplement, the accompanying product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

TABLE OF CONTENTS
Pricing Supplement

Page

Summary Information	PS-3
Hypothetical Examples	PS-9
Selected Risk Factors	PS-14
The Underlier	PS-21

Product Supplement No. 5-I dated April 5, 2018

Description of Notes	PS-1
Estimated Value and Secondary Market Prices of the Notes	PS-6
Risk Factors	PS-8
Use of Proceeds and Hedging	PS-24
General Terms of Notes	PS-25
The Underlyings	PS-32
Material U.S. Federal Income Tax Consequences	PS-39
Plan of Distribution (Conflicts of Interest)	PS-48
Benefit Plan Investor Considerations	PS-50

Underlying Supplement No. 1-I dated April 5, 2018

Risk Factors	US-1
Equity Index Descriptions	US-31
The Dow Jones Industrial AverageTM	US-31
The EURO STOXX 50® Index	US-35
The EURO STOXX® Banks Index	US-40
The FTSE® 100 Index	US-45
The Hang Seng® Index	US-48
The JPX-Nikkei Index 400	US-54
The MSCI Indices	US-57
The MSCI 25/50 Indices	US-71
The NASDAQ-100 Index®	US-76
The Nikkei 225 Index	US-81
The Russell Indices	US-84
The S&P/ASX 200 Index	US-89
The S&P Select Industry Indices	US-94
The S&P Select Sector Indices	US-101
The S&P U.S. Indices	US-105
The Swiss Market Index	US-112
The TOPIX® Index	US-116
Commodity Index Descriptions	US-118
The Bloomberg Commodity Indices	US-118
The S&P GSCI® Indices	US-129
Fund Descriptions	US-138
The iShares® 20+ Year Treasury Bond ETF	US-138
The iShares® ETFs	US-143
The PowerShares QQQ TrustSM, Series 1	US-150
The Select Sector SPDR® Funds	US-151
The SPDR® EURO STOXX 50® ETF	US-153
The SPDR® Gold Trust	US-154
The SPDR® S&P 500® ETF Trust	US-155
The SPDR® S&P® Industry ETFs	US-156
The United States Oil Fund, LP	US-158
The VanEck Vectors™ Vectors Gold Miners ETF	US-159
The VanEck Vectors® Oil Services ETF	US-163
The Vanguard FTSE Emerging Markets ETF	US-171
The Vanguard Total Stock Market ETF	US-183
The WisdomTree Japan Hedged Equity Fund	US-187

Prospectus Supplement dated April 5, 2018

About This Prospectus Supplement	S-1
Foreign Currency Risks	S-2
Description of Notes of JPMorgan Chase & Co.	S-4

Description of Warrants of JPMorgan Chase & Co.	S-10
Description of Units of JPMorgan Chase & Co.	S-13
Description of Notes of JPMorgan Chase Financial Company LLC	S-16
Description of Warrants of JPMorgan Chase Financial Company LLC	S-22
United States Federal Taxation	S-27
Plan of Distribution (Conflicts of Interest)	S-28
Notice to Investors; Selling Restrictions	S-30

Prospectus dated April 5, 2018

Where You Can Find More Information	1
JPMorgan Chase & Co.	2
JPMorgan Chase Financial Company LLC.	2
Consolidated Ratios of Earnings to Fixed Charges	3
Use of Proceeds	3
Important Factors That May Affect Future Results	4
Description of Debt Securities of JPMorgan Chase & Co.	6
Description of Warrants of JPMorgan Chase & Co.	14
Description of Units of JPMorgan Chase & Co.	17
Description of Purchase Contracts of JPMorgan Chase & Co.	19
Description of Debt Securities of JPMorgan Chase Financial Company LLC	21
Description of Warrants of JPMorgan Chase Financial Company LLC	29
Forms of Securities	36
Plan of Distribution (Conflicts of Interest)	40
Independent Registered Public Accounting Firm	43
Legal Matters	43
Benefit Plan Investor Considerations	43

$

JPMorgan Chase Financial Company LLC

Capped Enhanced Participation Equity Notes due 2019
(Linked to the S&P/Toronto Stock Exchange 60 Index, Converted into U.S. Dollars)

Medium-Term Notes, Series A
Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

Annex A – The S&P/TSX 60 Index

All information contained in this pricing supplement regarding the S&P/TSX 60 Index (the “underlier”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, S&P Dow Jones Indices LLC (“S&P”). The underlier is calculated, maintained and published by S&P. S&P has no obligation to continue to publish, and may discontinue publication of, the underlier.

The underlier is reported by Bloomberg L.P. under the ticker symbol “SPTSX60.”

The underlier is a subset of the S&P/TSX Composite® Index. The S&P/TSX Composite® Index is a broad market measure for the Canadian equity markets. The underlier has 60 constituents and represents Canadian large capitalization securities with a view to matching the sector balance of the S&P/TSX Composite® Index according to the Global Industry Classification Standard (“GICS®”), which creates uniform ground rules for replicable, custom-tailored, industry-focused portfolios.

In using trading data to determine any matter relating to the underlier, including index composition and calculations, trading data on the Toronto Stock Exchange (“TSX”) and U.S. exchanges is reviewed. The underlier is calculated in Canadian dollars.

Composition of the S&P/TSX 60 Index

The S&P/TSX Index Committee (the “Index Committee”) maintains the S&P/TSX Composite® Index and the underlier.

The criteria for index additions include, but are not limited to:

•	Market Capitalization. To be eligible for inclusion in the underlier, securities must be constituents of the S&P/TSX Composite® Index. To be eligible for inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:

1.	Based on the volume weighted average price (VWAP) of the security on the Toronto Stock Exchange over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.05% of the S&P/TSX Composite® Index, after including the quoted market value (QMV) of that security in the total float capitalization of the S&P/TSX Composite® Index.

2.	The security must have a minimum VWAP of C$ 1 over the past three months and over the last 10 trading days of the month-end prior to the quarterly review.

•	Size. When adding securities to the underlier, the Index Committee generally selects amongst the larger securities, in terms of float QMV, in the S&P/TSX Composite® Index. Size may, however, be overridden for purposes of sector balance as described below.

•	Liquidity. Stocks must have sufficient liquidity on the TSX to assure reliable price discovery through trading on the TSX. The S&P/TSX Canada Index Committee may exclude securities from the S&P/TSX Composite® Index (and therefore, the underlier) if, in the opinion of the Index Committee, liquidity is not sufficient. When adding securities to the underlier, the Index Committee generally selects securities with float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period) of at least 0.35. This is a guideline only and may be changed at the discretion of the Index Committee. In addition, this range may be overridden for purposes of sector balance described below.

•	Sector Balance. Security selection for the underlier is conducted with a view to achieving sector balance that is reflective of the GICS sector weights in the S&P/TSX Composite® Index.

•	Frequency. Minimum index turnover is preferable. Changes are made to the underlier on an as needed basis. The most common cause of deletion is merger or acquisition of a company. Other common reasons for deletion include bankruptcy, restructuring or other corporate actions. If a company substantially fails to meet one or more of the aforementioned guidelines for inclusion or if a company fails to meet the rules for continued inclusion in the S&P/TSX Composite, it is removed. The timing of removals is at the discretion of the Index Committee.

•	Ineligible Securities. Securities issued by mutual fund corporations, preferred shares, exchangeable shares, warrants, installment receipts and other securities deemed inappropriate by the Index Committee, from time to time, are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the underlier). Installment receipts are not eligible for inclusion in the S&P/TSX Composite® Index (and therefore, the underlier), but can be used in lieu of common share trading history. Securities that are “paper-clipped” combinations of equity and debt, and which can be separated by holders, are not eligible. “Stapled” securities, in which a combination of securities trade as one and cannot be broken apart, are eligible for inclusion. Income Deposit Securities, Enhanced Income Securities (EIS) and Income Participating Securities are paper-clipped and, therefore, are ineligible.

To be included in the eligible securities pool, securities must be listed on the Toronto Stock Exchange (“TSX”) for at least six full calendar months as of the month-end prior to the applicable quarterly review. In evaluating companies graduating from the TSX Venture Exchange to the TSX, only trading that occurred after listing on the TSX is included in the liquidity calculation.

Rebalancing. Rebalancing of the S&P/TSX Composite® Index (and therefore, the underlier) occurs quarterly. Quarterly rebalancing changes take effect on the first business day following the third Friday of March, June, September and December. Intra-quarter changes are made on an as needed basis. Changes occur in response to corporate actions and market developments. The target announcement period is two-to-five business days, but exceptions may apply due to unexpected corporate activity.

The Index Committee may change the date of a given rebalancing for reasons including market holidays occurring on the scheduled rebalancing date. Any such change will be announced with proper advance notice where possible.

Buffers. In order to limit the level of S&P/TSX Composite® Index turnover, eligible securities will only be considered for S&P/TSX Composite® Index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy a buffer requirement in terms of the rank of the stock relative to the S&P/TSX Composite® Index. The following buffer aims to limit the level of index turnover that may take place at each quarterly rebalancing, maximizing the efficiency and limiting the cost associated with holding the index portfolio.

1.	To be eligible for continued inclusion in the S&P/TSX Composite® Index, a security must meet the following two criteria:

a.	Based on the volume weighted average price (VWAP) over the last 10 trading days of the month-end prior to the quarterly review, the security must represent a minimum weight of 0.025% of the index, after including the QMV for that security in the total float capitalization for the index.

b.	The security must have a minimum VWAP of C$ 1 over the previous three calendar months.

2.	Liquidity is measured by float turnover (total number of shares traded in Canada and U.S. in the previous 12 months divided by float-adjusted shares outstanding at the end of the period). Liquidity must be at least 0.25. For dual-listed stocks, liquidity must also be at least 0.125 when using Canadian volume only.

Share Updates. The share count for all S&P/TSX Composite® Index constituents are updated on a weekly basis if the changes are 5% or more of the total share count. Share changes are announced on Fridays for implementation after the close of trading the following Friday. If a change in shares outstanding of at least 5% causes a company’s investable weight factor (IWF) to change by at least 5%, the IWF is updated at the same time as the share change. Changes of less than 5% of the total shares are accumulated and made quarterly on the third Friday of March, June, September and December.

Calculation of the S&P/TSX 60 Index

The S&P/TSX Composite® Index (and therefore, the underlier) is a modified market capitalization weighted index, which is an index where the weights of the index constituents are adjusted at the quarterly rebalancing by an adjustment factor to achieve user-defined weight in the index. In particular, the weights of the stocks included in the S&P/TSX 60 Index are adjusted with a view to make the GICS® sector weights of the S&P/TSX 60 Index match the GICS® sector weights of the S&P/TSX Composite Index. Between index rebalancings, corporate actions generally have no effect on index weights, as they are fixed through the processes defined below. As stock prices move, the weights will shift and the modified weights will change. Therefore, S&P/TSX Composite® Index (and therefore, the underlier) must be rebalanced from time to time to re-establish the proper weighting.

The overall approach to calculate the Index is the same as in the S&P 500® Index; however, the constituents’ market values are re-defined to be values that will achieve the user-defined weighting at each rebalancing. For additional information about the S&P 500® Index, see “The S&P U.S. Indices” in the accompanying underlying supplement.

Corporate Action Adjustment

The table below summarizes the types of index maintenance adjustments upon various corporate actions and indicate whether or not a divisor adjustment is required.

Type of Corporate Action	Index Treatment	Divisor Adjustment
Spin-off	See below for more information.	No

Rights offering	The price is adjusted to the Price of the Parent Company minus (the Price of Rights Offering/Rights Ratio). The adjustment factor changes to maintain the weight to be the same as the company had before the rights offering.	No

Stock split	Shares are multiplied by and the price is divided by the split factor.	No

Share/IWF changes	None. The adjustment factor is changed to keep the index weight the same.	No

Special dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the ex-date.	Yes.

Merger or acquisition	If the surviving company is already an underlier member, it is retained in the index. If the surviving company does not meet index criteria, it is removed.	Yes, if there is a removal.

Constituent change	The company entering the underlier goes in at the weight of the company coming out.	No

Delisting, acquisition or any other corporate action resulting in a constituent deletion.	The stock is dropped from the underlier.	Yes

Spin-offs. The spun-off company is added to all the indices of which the parent is a constituent, at a zero price at the market close of the day before the ex-date (with no divisor adjustment). If a spun-off company is determined to be ineligible for continued index inclusion, it is removed after at least one day of regular way trading (with a divisor adjustment).

Index Governance

The underlier is maintained by the Index Committee. The Index Committee is comprised of four members representing S&P and three members representing the TSX. The Index Committee is chaired by a member designated by S&P. Meetings are held monthly, and from time to time, as needed.

The Index Committee is responsible for setting rules and policies for the underlier, determining the composition of the underlier and administering the methodology. In fulfilling its responsibilities, the Index Committee has full and complete discretion to amend, apply or exempt the application of the methodology and other index policies as circumstances may require, and add, remove or by-pass any security in determining the composition of any of the indices.

The Index Committee may rely on any information or documentation submitted to or gathered by it that the Index Committee believes to be accurate. Where a public document used by the Index Committee is available in both official languages of Canada, the Index Committee shall assume that the contents of both versions are identical. The Index Committee reserves the right to reinterpret publicly available information and to make changes to the underlier based on a new interpretation of that information at its sole and absolute discretion.

Index corrections and changes to index composition are implemented at such time and in such manner, as the Index Committee deems appropriate. The timing of any index change made in response to a correction shall be at the sole and absolute discretion of the Index Committee.

License Agreement

JPMorgan Chase & Co. or its affiliate intends to enter into an agreement with S&P that provides it and certain of its affiliates or subsidiaries, including JPMorgan Chase Financial Company LLC (“JPMorgan Financial”), with a non-exclusive license and, for a fee, with the right to use the underlier, which is owned and published by S&P, in connection with certain securities, including the notes.

The notes are not sponsored, endorsed, sold or promoted by S&P or its third party licensors. Neither S&P nor its third party licensors makes any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the underlier to track general stock market performance. S&P’s and its third party licensors’ only relationship to the Issuer or the Guarantor (if applicable) is the licensing of certain trademarks and trade names of S&P and the third party licensors and of the underlier, which is determined, composed and calculated by S&P or its third party licensors without regard to the Issuer or the Guarantor (if applicable) or the notes. S&P and its third party licensors have no obligation to take the needs of the Issuer or the Guarantor (if applicable) or the owners of the notes into consideration in determining, composing or calculating the underlier. Neither S&P nor its third party licensors is responsible for and has not participated in the determination of the prices and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the underlier will accurately track the underlier’s performance or provide positive investment returns. S&P, its subsidiaries and their third party licensors are not investment advisors. Inclusion of a security within the underlier is not a recommendation by S&P to buy, sell or hold such security, nor is it considered to be investment advice.

NEITHER S&P, ITS AFFILIATES NOR THEIR THIRD PARTY LICENSORS GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS OR COMPLETENESS OF THE UNDERLIER OR ANY DATA RELATED THERETO OR ANY COMMUNICATIONS, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATIONS (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P, ITS AFFILIATES AND THEIR THIRD PARTY LICENSORS SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS OR DELAYS THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO ANY RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE UNDERLIER OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P, ITS AFFILIATES OR THEIR THIRD PARTY LICENSORS BE LIABLE FOR ANY INDIRECT, SPECIAL,

INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY OR OTHERWISE.

“Standard & Poor’s,” “S&P” and “S&P/TSX 60” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by JPMorgan Chase & Co and its affiliates, including JPMorgan Financial.